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                                                                  Exhibit 4.20



                              Amendment to By-Laws


Excerpt from resolutions of the Board of Directors:

     RESOLVED, that effective March 10, 1998, Article III, Section 1 of the By-Laws of the Corporation shall be amended by deleting the first sentence thereof, and substituting the following:

          "The whole Board of Directors of the Corporation shall consist of fifteen members, with one position on the Board being reserved for Charles W. Battey for a period of one year ending at the Annual Meeting of Shareholders in 1999, at which time the number of members on the Board of Directors of the Corporation shall be reduced to consist of fourteen members."